September 15, 2025

Kwok Tin Ming
Chief Executive Officer
TDE Group Limited
Unit 2101, 21/F
The Bay Hub
17 Kai Cheung Road
Kowloon Bay
Hong Kong

       Re: TDE Group Limited
           Registration Statement on Form F-1
           Filed August 29, 2025
           File No. 333-289968
Dear Kwok Tin Ming:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
General

1. Please revise and expand your disclosure throughout to clarify the terms of your partnership with LEGO Education, including whether there are any associated agreements and a discussion of the terms of such agreements. Please file the agreements as exhibits to the registration statement, or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 15, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Erik Mengwall